Exhibit 99.50

VERSES

VERSES, DENTONS US and Spatial Web Foundation Announce Collaboration on Landmark Industry Report "The Future of Global AI Governance"

VANCOUVER, British Columbia, July 24, 2023 -- VERSES AI Inc. (CBOE:VERS) (OTCQX:VRSSF) ("VERSES" or the "Company"), a cognitive computing company specializing in the next generation of artificial intelligence, today announces the release of a landmark AI industry report "The Future of Global AI Governance."

The report offers a unique perspective on global artificial intelligence (AI) governance that combines the legal expertise of the world's largest law firm, Dentons, the AI acumen of VERSES, and guidance from the Spatial Web Foundation.

The report introduces socio-technical standards that have the potential to reshape how we confront the challenges of governing AI on a global scale by addressing interoperability, explainability, and the advancement of intelligent and autonomous systems. We believe as technologies evolve at an exponential pace, the need for developing and adopting such socio-technical standards grounded in human rights and values is becoming increasingly apparent.

The report proposes an International Rating System for Autonomous Intelligent Systems (AIRS) in response to a potential blind spot in regulatory efforts which are focused more on the commercial activities of AI developers than the mechanisms of AI systems themselves which could lead to mass disinformation, job loss, societal destabilization and physical harm. The primary goal of the report is to provide governments, regulators and legislators with a pragmatic framework that both informs and provides a roadmap for future policymaking and compliance.

"We must address the challenge of governing potentially self-regulating AI to ensure alignment with human values and prevent potential risks. By implementing global socio-technical standards and establishing an international AI regulatory sandbox, we believe we can harness the immense benefits of AI while safeguarding against its potential perils," stated VERSES CEO, Gabriel René.

Notably, the research points to the development of socio-technical standards by the Institute of Electrical and Electronics Engineers (IEEE), the world's largest association of technical professionals.

These socio-technical standards are designed to bridge the gap between technology and society, prioritizing adaptability, collaboration and multi-stakeholder participation. They are designed to assist governments and regulators in fostering trust and efficient integration of AI technologies. Such standards can facilitate the concept of "law as code," where regulations are converted into a machine-readable format, optimizing rules for digital service delivery and automated decision-making processes. This ensures explainability and enables human control over AI and Autonomous Systems.

"The Future of Global AI Governance" also brings to light the immense benefits AI can unlock if effectively globally governed while underlining the urgency to future-proof our ability to align, oversee and override AI systems.

"This report represents a significant step towards comprehending the complexities of AI governance and highlights how socio-technical standards can shape its future trajectory. As the world rapidly embraces AI technologies, the insights offered in this report we expect will undoubtedly serve as a vital resource for policymakers, industry stakeholders and researchers alike," says George Percivall, Distinguished Engineering Fellow and Vice-Chair of IEEE Standards Working Group on the Spatial Web.

"We are thrilled to collaborate with VERSES and the Spatial Web Foundation on this important report. The challenge of regulating AI raises complex and often novel questions of law and policy for clients and stakeholders. We hope this report provides a new way of thinking about AI regulation and provides important insights for key stakeholders as they wrestle with the right path forward on AI regulation and try to strike an appropriate balance between innovation and moderation," said Peter Stockburger, Partner at Dentons US LLP.

"The Future of AI Global Governance" and its companion piece "Executive Summary" are available for download at www.verses.ai/aigovernance.


The Future of
Global AI Governance
July 2023
DENTONS
SPATIAL WEB
FOUNDATION
VERSES

About VERSES

VERSES is a cognitive computing company specializing in next-generation Artificial Intelligence. Modeled after natural systems and the design principles of the human brain and the human experience, VERSES flagship offering, GIA™, is an Intelligent Assistant for everyone powered by KOSM™, a network operating system enabling distributed intelligence. Built on open standards, KOSM transforms disparate data into knowledge models that foster trustworthy collaboration between humans, machines, and AI, across digital and physical domains. Imagine a smarter world that elevates human potential through innovations inspired by nature. Learn more at VERSES, LinkedIn, and Twitter.

About Dentons

Dentons is designed to be different. As the world's largest global law firm with 21,000 professionals in over 200 locations in more than 80 countries, Denton's can help you grow, protect, operate and finance your business. Denton's polycentric and purpose-driven approach, together with its commitment to inclusion, diversity, equity and ESG, ensures they challenge the status quo to stay focused on what matters most to you.

About the Spatial Web Foundation

The Spatial Web Foundation is a non-profit organization dedicated to the development and ethical use of technology, specifically in the creation and implementation of the Spatial Web protocol. The foundation's core initiatives include developing open standards and protocols, promoting interoperability, and educating the public and policymakers. We support transparency and accountability in the development and use of technology, promote responsible innovation, engage in dialogue and collaboration with various stakeholders, and adopt a proactive approach to addressing emerging ethical challenges. Ultimately, the Spatial Web Foundation seeks to create a more inclusive, accessible, and equitable internet that empowers individuals and communities to connect, create, and thrive.

On behalf of the Company
Gabriel René
VERSES AI Inc.
Co-Founder & CEO

&
Eric Holder
Director of Communications,
VERSES AI Inc.
press@verses.ai

Media and Investor Relations Inquiries

Leo Karabelas
Focus Communications
President
info@fcir.ca
416-543-3120

Cautionary Note Regarding Forward-Looking Statements

When used in this press release, the words "estimate", "project", "belief", "anticipate", "intend", "expect", "plan", "predict", "may" or "should" and the negative of these words or such variations thereon or comparable terminology are intended to identify forward-looking statements and information. Although VERSES believes, in light of the experience of their respective officers and directors, current conditions and expected future developments and other factors that have been considered appropriate, that the expectations reflected in the forward-looking statements and information in this press release are reasonable, undue reliance should not be placed on them because the parties can give no assurance that such statements will prove to be correct. The forward-looking statements and information in this press release include, the expectation that the report will serve as a vital resource for policymakers, industry stakeholders and researchers.

In making the forward-looking statements in this news release, the Company has applied several material assumptions, including without limitation, that the report will serve as a vital resource for policymakers, industry stakeholders and researchers.

By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. There are a number of important factors that could cause VERSES actual results to differ materially from those indicated or implied by forward-looking statements and information. Such factors include, that the report will not serve as a vital resource for policymakers, industry stakeholders and researchers or will be used by such parties as a resource at all. The Company undertakes no obligation to comment on analyses, expectations or statements made by third parties in respect of its securities or its financial or operating results (as applicable).

Neither the Exchange nor its Regulation Services Provider (as that term is defined in the policies of the Exchange) accepts responsibility for the adequacy or accuracy of this press release.

A photo accompanying this announcement is available at
https://www.globenewswire.com/NewsRoom/AttachmentNg/730ea1fa-11ec-4f25-b0ec-8318d36e7502